Filed by Prime Medical Services, Inc.

pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Prime Medical Services, Inc.

Commission File No.: 333-117102

The following is the transcript of a conference call made by Prime Medical Services, Inc. on November 4, 2004:

Operator:

Good morning and welcome to the Prime Medical Third Quarter Conference Call. After the speakers’ remarks there will be a question and answer period. If you would like to ask a question at that time, please select *, then the number 1 on your telephone key pad. If you would like to withdraw your question, press * and the number 2 on your telephone key pad. On behalf of Prime Medical, please note that certain statements made during this conference may be forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, intentions or strategies regarding the future. You should not place undue reliance on forward looking legal statements. All forward looking statements included in discussion are based on information available to us on this date and we assume no obligation to update any such forward looking material. It is important to note that our income results could differ materially from those forward looking statements. Our report on Form 10-K and other filings on the Securities Act of 1933 and the Securities Exchange of 1934 contain factors that could cause our income results to differ materially from those presented. At this time I would like to turn the call over to the President and CEO, Brad Hummel.

Brad Hummel:

Good morning, thank you operator. With me this morning is John Barnidge, our Chief Financial Officer, Richard Rusk, our Corporate Controller and Cedric Johnson, our Senior Staff Analyst. Given our fairly detailed disclosure in the release we will dispense with the reiteration of the PL on the balance sheet and move to review of operations. We were very pleased with the outcome of the 3rd quarter particularly in light of the challenges we faced, planned as well as unplanned. Consolidated quarterly revenue increased 17½% on a comparable period basis. The urology group revenue exceeded the $20 million mark for the quarter. Divisional contribution from both our urology and manufacturing groups was in line with our expectations after giving effect to the charges related to integration and plant consolidation. Unscheduled setbacks in Florida and tardy equipment delivery to our medical unit shifted revenue and contribution to the right and stood in the way of a more exceptional quarter. Nonetheless, earnings of $0.13 cents per share met the low end of our range. Both businesses are healthy. In urology

[inaudible] $215 from our consolidating entities. That number includes 1,585 procedures for the Medstone complex and 308 Greenlight PVP procedures. Revenue generation in a group break down as follows: Prime partnership procedures and fees total $15.6 million in revenue; Medstone partnership procedures and fees total $2.7 million in revenue; device sales total $1.0 million; and prostate therapy provided $650,000 of top line revenue. On a contribution basis organic operations and prostate contributed $3.9 million of adjusted EBIDA; the Medstone complex $1.4 million of adjusted EBIDA. Once again, we find these metrics encouraging on several levels. First, on a same store basis procedures increased by over 100 cases and last year numbers included 230 procedures from partnerships that were winding down, as in the case of Alabama, or were liquidated and subsequent reengineering. Secondly, we are gaining traction in the prostate therapies market. Procedures increased from 71 in the 2nd quarter 2004, our first real quarter of operation, to 308 procedures in the 3rd quarter. As indicated revenue grew to $650,000 in the quarter. We continue to add treatment venues and increase the number of physician partners trained on the PVP Greenlight device. Finally, the contribution we’ve enjoyed from our acquisition of Medstone earlier this year has met, frankly exceeded, all of our expectations, in just over 2 quarters contributing to approximately $3.8 million in adjusted EBIDA. As indicated in the release we accelerated our original integration schedule for the acquired operations during the quarter. Closing the Orange County facility well ahead of plan, reengineering the acquired Idaho partnership and retooling our product portfolio and manufacturing line in anticipation of the Healthtronics merger. While we have shed some acquired revenue we have repositioned the overall business to be quite profitable. Perhaps as importantly the environment we are operating in is fundamentally stable. Reengineering, while always a work in progress, is largely behind us as evidenced by same store improvements and equity balance within our partnerships, as well as efficient access and egress to what we believe is the most progressive partnership model in the country. The reimbursement profile for lithotripsy and prostate therapies is quite good with some 12 quarters of average lithotripsy reimbursement at $2,000 per case. Given our contract concentration as a wholesaler some 85% of all cases we provide are now conducted on a wholesale basis and the benchmark government HOPS rate expected to once again increase from its current $2,600 per case we may have some pricing power available to us as we look into the future. In addition, the investments made at the partnership level in new technology over the past 3 years have lowered our operating costs and added an important element of flexibility, allowing us to deliver services to care venues outside the hospital, a potentially important future source of treatment revenue. Significant capital expenditures are not integral to the near term of our core urology business. What intrigues us most, what offers the most promise is the potential of the service platform we enjoy and will soon expand in the urology community. While it is indeed early in our prostate therapies program and cryotherapy and device sales, the roll out of a program to offer in-office PSA testing to the urologist are part of what we believe can be a significant growth opportunity. Our friends and future colleagues at Healthtronics have been busy laying a similar foundation. Leveraging relationships and efficient distribution channel with an already embedded sales infrastructure.

To manufacturing. Our specialty vehicle manufacturing unit transitioned a number of challenges over the past several months and have made significant progress. Total units delivered during the quarter was 96 with an increase of 4 from the same period a year ago and sequential decline of 5 from the 2nd quarter this year. However, product mix improvement and the initiation of plant consolidation activity improved overall contribution. Segment EBITDA increased to $3.5 million dollars. Our backlog remains very healthy just off the June 30th historical high at about $34 million. Approximately $3 million of projected 3rd quarter delivery shortfall as a result of previously mentioned supply and weather related circumstances is included in the backlog. I would also point out that we closed the order book within our command and homeland security unit for several weeks while we reviewed commitments in the backlog for projected profitability for appropriateness and began project Waterford.

Not everything we discovered pleased us and we have taken steps to remedy execution weakness including realigning our management team at the divisional level and accelerating projection activity to our Clearwater, Florida facility under the direction of our very capable management team there. Our view of the respective specialty vehicle market has not dramatically changed. Demand from medical products has improved from last year but we would not yet consider it robust. The broadcast market is steady a bit more mature and we think more disciplined. The market for homeland security and command related vehicles is quite strong and from all indices will be a broad and well funded market for the foreseeable future and one not particularly vulnerable to economic cycling. We believe we have built a valuable and underappreciated franchise in a market that holds significant growth potential both domestically as well as internationally. We trust the steps we are taking to further improve the performance will materialize in real value to our shareholders.

John, would you take a moment to talk the balance sheet metrics, please?

John Barnidge:

Yes Brad, good morning everyone. We continue to study improvement of our balance sheet fundamentals and this is evidenced by the fact that networking capital at the end of the 3rd quarter 2004 was $44 million up 10% from the prior quarter. Net debt has decreased to $103 million, down 3% from the prior quarter and down fully 12% from the same period a year ago. We’ve made no draws under our $50 million dollar senior credit facility during the quarter. Our year-to-date free cash flow is approximately $9 million dollars on a GAAP basis. However, on a cash basis, that number, it would be a year-

to-date $11 million dollars due to the tax attribution we have available to us with some unused NOLs. Net cash from operations is $25 million and accounts receivable day sales outstanding, DSO’s as we refer to them, are under 35 days. Accordingly, we feel very good about our financial position as we head towards our merger with Healthtronics.

Operator, would you please open up the lines for questioning from our participants.

Operator:

At this time I would like remind everyone in order to ask a question, please press * then the number 1 on your telephone key pad, we will pause just a moment to compile the Q&A roster. First question comes from Darren Lehrich with Piper Jaffrey.

Chuck White:	Good morning, it is actually Chuck White in for Darren. I just have a couple of questions here. Could you provide us with an update on the medical device manufacturing consolidation?

Brad Hummel:

Yeah, sure, hi Chuck, hmm. We, as we indicated have taken steps to begin the rationalization of what will be 2 product platforms that currently exists. First, let me say that we are obviously going to continue supporting the Medstone product that is installed at some 130 locations across the country and we believe that that product in the future has real value. That is our lithotripsy product from Medstone. Equally, HMT under Healthronics, we can say, we believe is committed to supporting that product. So we are going to begin a process once we put these companies together of putting forward the products that we think best suit the market and can ultimately best provide the kind of clinical attributes that we think the marketplace is expecting. So we’ve already gotten some savings out of this as you can tell from collapsing the Orange County facility under Medstone and we think there are further synergies once we combine.

Chuck White:

Okay. As far as the prostate division — is there any more of an update, any details on the devices and service? And could you come out on your view on the opportunity within the partnership base as you measured by the number of prostate treatment cases per year, by the Prime Medical affiliated urologists and how much they would expect to capture?

Brad Hummel:

Well I think what we can tell you at this early stage is that our PVP Greenlight, which is a hospital base procedure, is delivered through our partnership. It is not an in-office procedure. And so our focus has been on driving it through our partnership infrastructure. The procedures you have seen to date are coming out of Prime partnerships and we are encouraged by the increase in the interest by the number of physicians who have sought training and by those who are in our training pipeline. There is obviously a benefit we think to having the TUMT product, which is a more office based product and as an arrow in our quiver when we go forward. I think it is probably more appropriate for us to discuss that after we get together with Healthronics and we can outline where we think that business goes in the future. But suffice it to say prostate therapy and the interest, the improving economic reimbursement circumstances around those procedures, all, I think, bode well for that in a shared service delivery going forward.

Chuck White:

Okay. And lastly is there anything in the Medicare fee schedule updates that looks favorable or different from office based urology procedures in which Prime Medical or HealthTronics’ Rocky Mountain division could benefit from?

Brad Hummel:

I think that we are encouraged by what we believe is emerging in the HOPS environment, the hospital out-payment system environment, as well as the device specific reimbursement that are currently in place, for example in the prostate side. So, I think that overall both businesses are going to be in good shape as I indicated with broad based fundamental environmental issues if you will, back for environmental issues being sound next year.

Chuck White:	Okay. Alright, thank you very much.

Brad Hummel:	You’re welcome.

Operator:	The next question comes from Elie Radinsky from .

Elie Radinsky:

Well congratulations on another fine quarter. A quick question is, on the recruiting site, now what is your ability to maintain operations as you’re still, as opposed to listening to integration with Medstone is complete, are you still working with Healthronics on a significant integration program after that merger is complete that you are going to have to go through? Can you discuss a little about your recruitment efforts and your ability to control operations and what challenges that your foresee because of that?

Brad Hummel:	I’m assuming, Elie, that you are referring to bringing new physician partners or …?

Elie Radinsky:	Correct. Obviously, yes.

Brad Hummel:

I think our opportunity is two-fold: I indicated before that I think that we have put together the most attractive and progressive partnership model in the country for several years. In the late 90’s as you know we had net physician loss at the partnership level. We were unable to put together the kind of structure that was intriguing and interesting to them clinically as well as economically and I think that has been decidedly resolved as indicated by the seeing strong improvement. Obviously we also found access to a large number of non-equity physicians coming from Medstone. And that group is available to us obviously to create new partnerships, to bring in existing partnership, and to strengthen our overall infrastructure. I’m obviously very, very, very excited about the prospects of putting Dr. Wheelock’s considerable skills in communicating with the urology market place, Dr. Jenkins long time standing in the market place, with a solid group of individuals who work with us day in and day out maintaining these relationships. I think recruitment is going to be interesting. Augmented by the fact that we will be bringing this urology community additional goods and services that they can enjoy, benefit from. So, I think we will do just fine as we get down the road there and I appreciate the fact that that’s a metric you all are interested in.

Elie Radinsky:	That’s fine. Thank you very much.

Brad Hummel:	Thanks, Elie.

Operator:	Next question comes from Ann Barlow, with Southwest Security.

Ann Barlow:

Good morning, Brad, my first question on the last clasp caller there but I wondered if… hmm… you can give us kind of an idea where we might see the manufacturing margins in the 4th quarter now that you’ve got… hmm… some consolidation in that division taken care of?

Brad Hummel:

I think we can look to translating margins similar to those we posted in the 3rd. We are going to work very hard to get the project Waterford program accelerated, we see clear benefits there by moving production particularly from Sanford into Clearwater and I think that the metrics you saw are duplicable. As we get forward I think that the margins out of the command and control complex, this is in ‘05 in particular, will begin to strengthen because we are getting more product line focused. There is a lot of product in the backlog that, as I indicated, we are not necessarily all that pleased with. It may not have sold all that well, I refer to some I thought poor bidding in our 2nd quarter call and so we gotta get that worked out of the backlog and focused on vehicles that ultimately drive higher. Command and control for example, posted only an 8.2% 3rd quarter contribution, you know, I happen to believe that is one of the more elastic markets that we build into and it was just not properly managed in our view, hence the changes we’ve made.

Ann Barlow:	Regarding the equipment delays for the medical unit is there anything that’s been done to maybe prevent that in the future or is this just a one time odd circumstance?

Brad Hummel:

Well there are a couple of components one of which is completely out of our control — that is the weather of course. We lost a collective, between the 2 plants, we lost a collective 10 or 11 days of business during the quarter, power outages and anticipation. The place where we have less control is getting deliveries from the OEM. That has been an issue, I think we are a lot better at it, we communicate with both our partners at GE at Siemens and others routinely but it doesn’t always work out just like we would want particularly in light of very conservative revenue recognition policies that we employ here. So there is going to be an element of potential lumpiness there, I think that the focus on backlog is healthy for us and lets you all see this business in a broader context and we will of course continue to try to soften that circumstance but to the extent that we can, is all we can do.

Ann Barlow:	Thanks.

Operator:	Your next question comes from Mitra Ramgopal from Fidelity.

Mitra Ramgopal:

Guys, a couple questions: I was wondering if you can comment on the urology business with regards to the competitive environment you are seeing and if you can point to anything in particular that’s driving the increased lithotripsy volume? And secondly, with regards to the cost savings from both Medstone and the manufacturing division, if you can give us a sense of when you think you will get that completed?

Brad Hummel:

Sure, …hmm… from a competitive standpoint the lithotripsy business, while mature, does have competition. There are other providers organized in a substantial way, others of a smaller nature that can be, you know, factors in on a market to market basis. That being said, I think again one of the things that we offer is a lot of breadth in terms of what we bring to the table as a managing general partner to partnerships and as a facilitator of these businesses. Things that others can’t necessarily provide. So yes, there is going to be competition. I think we are well positioned now with a great model. I don’t think that we do anything except strengthen that position after we combine with Healthtronics.

John Barnidge:

Mitra, with respect to the 2nd part of your question, we are essentially completely finished with the Medstone integration. We do not anticipate any significant costs flowing through in the 4th quarter there and as far as the manufacturing plant consolidations, what we refer to as Project Waterford, it’s our goal to have that done in the 4th quarter — have it all accounted for and reflected in the 4th quarter so that we are going into 2005 with none of this going forward.

Brad Hummel:

Mitra, one other thing that I would add with respect to your question about improving procedures volume — I indicated before that we had invested a substantial amount at our partnership level for new technology. That new technology, while fundamentally the same shock wave technology, brings with it better imaging typically. With better imaging we are able to locate, our physicians are able to locate, stones that may have been out of reach —lower urethra stones for example. And so we are bringing tools to the physicians that let them treat kidney stones disease a little more adeptly than we might have been with our older technology. I think that is part of the reason that we are seeing some store growth.

Mitra Ramgopal:	Okay, thanks.

Brad Hummel:	You’re welcome.

Operator:	Again, I would like to remind everyone in order to ask a question please press * then number 1 on the telephone key pad. Hold on for just a moment to compile the Q&A roster.

The next question comes from Robert Wiggin with New Salem Investment.

Robert Wiggin:	Good morning, you had mentioned the possibility of lowering your weighted average cost of capital after the merger. Can you give a little color on what that’s going to entail?

Brad Hummel:

Hmm… we will discuss that in greater detail after we, once we do the combined call following the Healthtronics merger. But fundamentally, I think what you can all appreciate is that Prime’s principal debt instrument today is a $100 million dollar debenture that is 8 3/8% in pricing. We believe that the combined metrics on a balance sheet basis of Healthtronics and Prime will provide a significant opportunity to access a less expensive interest environment that exists in the seniors market. Senior markets are very robust as you probably know and we could envision substantial improvement in overall debt expense by shifting the constituency of that debt. That being said we have not confirmed our intentions in that regard and I would urge you to stand by until we provide additional information following the merger.

Operator:	Our next question comes from Chris Pascaseau with Clyde’s Capital.

Chris Pascaseau:	Hey Brad, hey John.

Brad Hummel:	Hey Chris.

John Barnidge:	Hey Chris.

Chris Pascaseau:

Two questions, one that you’ve alluded to — the value of debt specialty vehicle has traffic to it. Have you firmed up any plans with that and of realizing that value? And secondly the press release call as to the merger, do you plan to go on the road and really sort of give people a good feel for it, for what’s going on there?

Brad Hummel:

I’ll take the first question first. We have no definitive plan although we did inquiries frequently about our specialty vehicle unit. Our focus right now is on completing Project Waterford, budding that business and making it more profitable, and improving margins at every divisional level and positioning ourselves to be the dominant player in each of the three markets we serve. We believe that once those things happen everything will take place in accord with the direction that the board gives us. As for the release, we do intend to hit the road after combining particularly after we complete our session planning meeting on 10, 11 November, which allows us to finalize some metrics and some go forward numbers that we think will be very interesting to the investment community.

Operator:	At this time there are no further questions.

Brad Hummel:

Okay, Operator thank you very much. Listeners we appreciate your being with us today and we look forward to visiting with you in just a short while once we complete the merger with Healthtronics. We will give you some guidance on that call in a few short days and we’ll see y’all then. Thank you.

Operator:	Thank you gentlemen. And thank everyone for participating in today’s teleconference. You may now all disconnect.

INVESTOR NOTICES

This transcript includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this transcript that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	future financial performance, and

•	other matters which are discussed in Prime’s and HealthTronics’ filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control.

HealthTronics filed a Registration Statement on Form S-4 with the SEC on October 5, 2004 that includes a joint proxy statement/prospectus of Prime and HealthTronics containing information about the proposed merger and related matters. Stockholders are urged to read the definitive joint proxy statement/prospectus carefully, as it contains important information that stockholders should understand before making a decision about the merger. The definitive joint proxy statement/prospectus, as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus and Prime’s and HealthTronics’ past and future SEC filings can also be obtained, without charge, from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite B-200, Austin, Texas 78746 (with respect to Prime’s filings) and from Martin J. McGahan, HealthTronics Surgical Services, Inc.,

1841 West Oak Parkway, Suite A, Marietta, Georgia 30062 (with respect to HealthTronics’ filings).

Prime, HealthTronics, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of Prime and HealthTronics in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4. In addition, information regarding such persons and their interests in Prime and HealthTronics is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.